UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Greif, Inc.

(Name of Issuer)

Class B Common Stock, without par value

(Title of Class of Securities)

397624 20 6

(CUSIP Number)

Robert C. Lawrence
Louis J. Bevilacqua
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281
(212) 504-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 397624 20 6
1		NAMES OF REPORTING PERSONS

Patricia M. Dempsey Trust
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Not applicable (trust has no designated place of organization)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES		☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14		TYPE OF REPORTING PERSON

OO (trust)

CUSIP NO.: 397624 20 6
1		NAMES OF REPORTING PERSONS

Patricia M. Dempsey Trust Generation-Skipping Trust
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Not applicable (trust has no designated place of organization)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 23,334
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,334
	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,334
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES		☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%
14		TYPE OF REPORTING PERSON

OO (trust)

CUSIP NO.: 397624 20 6
1		NAMES OF REPORTING PERSONS

Revocable Trust Created By Patricia M. Dempsey
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Not applicable (trust has no designated place of organization)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 2,984,796
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,984,796
	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,984,796
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES		☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.3%
14		TYPE OF REPORTING PERSON

OO (trust)

CUSIP NO.: 397624 20 6
1		NAMES OF REPORTING PERSONS

Patricia M. Dempsey
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 3,008,130
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,008,130
	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,008,130
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES		☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.4%
14		TYPE OF REPORTING PERSON

IN

This Amendment No. 1 amends and supplements the statement on Schedule 13D (the “Statement”) originally filed with the Securities and Exchange Commission on May 6, 2010 by Patricia M. Dempsey with respect to the shares of Class B Common Stock, without par value (the “Class B Common Stock”) of Greif, Inc., a Delaware corporation (the “Company”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement. From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented hereby.

The Reporting Persons (as defined below) have entered into a Joint Filing Agreement, dated as of June 5, 2010 (the “Joint Filing Agreement”), a copy of which is filed herewith as Exhibit A and which is incorporated herein by reference.  Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Securities Exchange Act of 1934, as amended.

Items 2, 3, 4, 5, 6 and 7 are hereby amended and supplemented as follows:

Item 2.  Identity and Background.

This Statement is being filed by Patricia M. Dempsey, the Patricia M. Dempsey Trust (the “PMD Trust”), the Patricia M. Dempsey Generation-Skipping Trust (the “GST Trust”) and the Revocable Trust Created By Patricia M. Dempsey (the “Revocable Trust” and, together with the PMD Trust, the GST Trust and Patricia M. Dempsey, the “Reporting Persons”).

The business address of Patricia M. Dempsey is 12781 NE 72nd Boulevard, Lady Lake, FL 32162, and her present principal occupation is management consultant, publisher and horse breeder.  Ms. Dempsey is a citizen of the United States of America.

The business address of the PMD Trust is c/o Patricia M. Dempsey, 12781 NE 72nd Boulevard, Lady Lake, FL 32162.  The PMD Trust has no designated place of organization.

The business address of the GST Trust is c/o Patricia M. Dempsey, 12781 NE 72nd Boulevard, Lady Lake, FL 32162.  The GST Trust has no designated place of organization.

The business address of the Revocable Trust is c/o Patricia M. Dempsey, 12781 NE 72nd Boulevard, Lady Lake, FL 32162.  The Revocable Trust has no designated place of organization.

The Reporting Persons have not, during the past five years, (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

As previously reported in this Statement, Patricia M. Dempsey obtained the right to acquire 2,069,362 shares of Class B Common Stock covered by this Statement and held by the

PMD Trust and GST Trust (the “Trust Shares”) pursuant to the terms of an order of the Court of Common Pleas, Delaware County, Ohio Probate Division, dated April 14, 2010 (the “Court Order”) approving a settlement agreement between the Reporting Person and certain other parties, dated January 31, 2010 (the “Settlement Agreement”).  The Settlement Agreement and the Court Order were subject to the expiration of a 30-day appeal period (the “Appeal Period”), which expired on May 15, 2010.

As a result of the expiration of the Appeal Period and the effectiveness of the Court Order and the Settlement Agreement, on May 15, 2010:  (1) Ms. Dempsey was appointed trustee of the PMD Trust and the GST Trust and (2) the 2,046,028 shares of Class B Common Stock held by the PMD Trust were distributed directly to Ms. Dempsey (the “Distribution”).  Following the Distribution, Ms. Dempsey transferred the 2,046,028 shares of Class B Common Stock held directly by her and previously held by the PMD Trust to herself as trustee of the Revocable Trust.

Accordingly, Ms. Dempsey may be deemed (a) the indirect beneficial owner, as trustee of the Revocable Trust, of the 2,046,028 shares of Class B Common Stock previously held by the PMD Trust and currently held by the Revocable Trust, and (b) the indirect beneficial owner, as trustee of the GST Trust, of the 23,334 shares of Class B Common Stock held by the GST Trust.  The Revocable Trust holds an additional 938,768 shares of Class B Common Stock, which Ms. Dempsey may be deemed to beneficially own indirectly as trustee of the Revocable Trust.  As a result of the Distribution, the PMD Trust may no longer be deemed the beneficial owner of any shares of Class B Common Stock of the Company.

The PMD Trust and GST Trust were originally created by the division of the Naomi C. Dempsey Trust on December 5, 2007 and funded with distributions of 2,127,028 and 23,334 shares, respectively, of Class B Common Stock from the Naomi C. Dempsey Trust.  The Naomi C. Dempsey Trust was originally created and funded by Naomi C. Dempsey during her lifetime with a gift of 5,375,904 shares of Class B Common Stock.

The 938,768 shares held by the Revocable Trust (in addition to the 2,046,028 shares of Class B Common Stock acquired following the Distribution) were acquired by way of bequest from Ms. Dempsey’s mother and father.

Item 4.  Purpose of Transaction.

Except as otherwise described in this Statement, the Reporting Person has no plans or proposals which relate to or would result in: (a) the acquisition or disposition of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from the New York Stock Exchange; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

The Reporting Person intends to review her investment in the Company on a continuing basis.  The Reporting Person may in the future take such actions with respect to her investment in the Company as she deems appropriate, including (i) the purchase of additional Shares in the open market, in privately negotiated transactions or otherwise, and (ii) the sale of all or a portion of the Shares now owned or hereafter acquired by the Reporting Person, in the open market, in privately negotiated transactions or otherwise.  The Reporting Person reserves the right, at any time, to change her plans or intentions and to take or refrain from taking any and all of the above actions or any and all actions that she may deem appropriate to maximize the value of her investment in the Company in light of market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

Item 5.  Interest in Securities of the Issuer.

(a) – (b)

Based upon the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on March 4, 2010, there were 22,462,266 shares of Class B Common Stock outstanding as of February 24, 2010.

As of the date hereof:

(i)	As a result of the Distribution, the PMD Trust may no longer be deemed the beneficial owner of any shares of Class B Common Stock of the Company.

(ii)
The GST Trust may deemed the direct beneficial owner of 23,334 shares of Class B Common Stock, or 0.1% of the Company’s outstanding Class B Common Stock.  The GST Trust has the sole power to vote and dispose of such shares.

(iii)
The Revocable Trust may deemed the direct beneficial owner of 2,984,796 shares of Class B Common Stock, or 13.3% of the Company’s outstanding Class B Common Stock.  The Revocable Trust has the sole power to vote and dispose of such shares.

(iv)
Patricia M. Dempsey may be deemed to be the beneficial owner of 3,008,130 shares of Class B Common Stock, or 13.4% of the Company’s outstanding Class B Common Stock (2,984,796 of which Ms. Dempsey may be deemed to indirectly beneficially own as trustee of the Revocable Trust, and 23,334 of which Ms. Dempsey may be deemed to indirectly beneficially own as trustee of the GST Trust).  Ms. Dempsey has the sole power to vote and dispose of such shares.

(c)
As described in Item 3 hereof, on May 15, 2010, pursuant to the terms of the Court Order and the Settlement Agreement:  (1) Ms. Dempsey was appointed trustee of the PMD Trust and the GST Trust and (2) the 2,046,028 shares of Class B Common Stock held by the PMD Trust were distributed directly to Ms. Dempsey in the Distribution.  Following the Distribution, Ms. Dempsey transferred the 2,046,028 shares of Class B Common Stock held directly by her and previously held by the PMD Trust to herself as trustee of the Revocable Trust.  Accordingly, Ms. Dempsey may be deemed (a) the indirect beneficial owner, as trustee of the Revocable Trust, of the 2,046,028 shares of Class B

Common Stock previously held by the PMD Trust and currently held by the Revocable Trust (in addition to the 938,768 shares of Class B Common Stock held by the Revocable Trust), and (b) the indirect beneficial owner, as trustee of the GST Trust, of the 23,334 shares of Class B Common Stock held by the GST Trust.  As a result of the Distribution, the PMD Trust may no longer be deemed the beneficial owner of any shares of Class B Common Stock of the Company.

(d)	Not applicable.

(e)	As a result of the Distribution, the PMD Trust may no longer be deemed the beneficial owner of any shares of Class B Common Stock of the Company.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

1.
On June 5, 2010, the PMD Trust, the GST Trust, the Revocable Trust and Ms. Dempsey entered into the Joint Filing Agreement.  A copy of the Joint Filing  Agreement is filed herewith as Exhibit A and incorporated herein by reference.

Item 7.  Material to be filed as Exhibits.

Exhibit A
Joint Filing Agreement, dated June 5, 2010, by and among the Patricia M. Dempsey Trust, the Patricia M. Dempsey Generation-Skipping Trust, the Revocable Trust Created By Patricia M. Dempsey and Patricia M. Dempsey

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Patricia M. Dempsey
Patricia M. Dempsey

PATRICIA M. DEMPSEY TRUST

By:	/s/ Patricia M. Dempsey
Patricia M. Dempsey

PATRICIA M. DEMPSEY GENERATION- SKIPPING TRUST

By:	/s/ Patricia M. Dempsey
Patricia M. Dempsey

REVOCABLE TRUST CREATED BY PATRICIA M. DEMPSEY

By:	/s/ Patricia M. Dempsey
Patricia M. Dempsey

Dated:  June 5, 2010

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

The undersigned and each other person executing this joint filing agreement (this “Agreement”) agree as follows:

(i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

(ii) The undersigned and each other person executing this Agreement are responsible  for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

[signature page follows]

/s/ Patricia M. Dempsey
Patricia M. Dempsey

PATRICIA M. DEMPSEY TRUST

By:	/s/ Patricia M. Dempsey
Patricia M. Dempsey

PATRICIA M. DEMPSEY GENERATION- SKIPPING TRUST

By:	/s/ Patricia M. Dempsey
Patricia M. Dempsey

REVOCABLE TRUST CREATED BY PATRICIA M. DEMPSEY

By:	/s/ Patricia M. Dempsey
Patricia M. Dempsey

Dated:  June 5, 2010